Exhibit 99.2

1500 Robert-Bourassa Blvd.,
January 12, 2023	7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ROYAL BANK OF CANADA

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	February 7, 2023
Record Date for Voting (if applicable) :	February 7, 2023
Beneficial Ownership Determination Date :	February 7, 2023
Meeting Date :	April 5, 2023
Meeting Location (if available) :	Saskatoon, Saskatchewan (Hybrid)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
NAA for Registered Holders	Yes

Voting Security Details:

Description	CUSIP Number	ISIN
First Preferred Series AZ	78012G411	CA78012G4117
First Preferred Series BB	78012H567	CA78012H5675
First Preferred Series BD	78012Q112	CA78012Q1129
First Preferred Series BF	78012T470	CA78012T4708
First Preferred Series BH	78013J455	CA78013J4550
First Preferred Series BI	78013K601	CA78013K6016
First Preferred Series BO	78013R390	CA78013R3909
First Preferred Series BT	780086UF9	CA780086UF96
First Preferred Series C-2	78013G303	CA78013G3035
First Preferred Series BQ	78014B303	CA78014B3039
First Preferred Series BR	78014B733	CA78014B7337
First Preferred Series BS	78014W778	CA78014W7787

Sincerely,

Computershare
Agent for ROYAL BANK OF CANADA

1500, boul. Robert-Bourassa,
Le 12 janvier 2023	7e étage
Montréal (Québec), H3A 3S8
www.computershare.com

Destinataires: Toutes les autorités canadiennes en valeurs mobilières

Objet: BANQUE ROYALE DU CANADA

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des détenteurs de titres de l'émetteur précité:

Type d'assemblée :	Assemblée extraordinaire
Date d'inscription pour recevoir l'avis :	7 février 2023
Date d'inscription pour voter (s'il en est) :	7 février 2023
Date de détermination de la propriété véritable :	7 février 2023
Date de l'assemblée :	5 avril 2023
Endroit de l'assemblée (si disponible):	Saskatoon, Saskatchewan (Hybride)
Émetteur enverra les documents directement aux PVNO:	Non
Émetteur paiera les frais d'envoi aux PVO:	Oui

Procédures de notification et d'accès:
Applicables aux propriétaires véritables	Oui
Applicables aux porteurs inscrits	Oui

Détails sur les titres ayant droit de vote:

Description	CUSIP Number	ISIN
Actions privilégiées de premier rang Série AZ	78012G411	CA78012G4117
Actions privilégiées de premier rang Série BB	78012H567	CA78012H5675
Actions privilégiées de premier rang Série BD	78012Q112	CA78012Q1129
Actions privilégiées de premier rang Série BF	78012T470	CA78012T4708
Actions privilégiées de premier rang Série BH	78013J455	CA78013J4550
Actions privilégiées de premier rang Série BI	78013K601	CA78013K6016
Actions privilégiées de premier rang Série BO	78013R390	CA78013R3909
Actions privilégiées de premier rang Série BT	780086UF9	CA780086UF96
Actions privilégiées de premier rang Série C-2	78013G303	CA78013G3035
Actions privilégiées de premier rang Série BQ	78014B303	CA78014B3039
Actions privilégiées de premier rang Série BR	78014B733	CA78014B7337
Actions privilégiées de premier rang Série BS	78014W778	CA78014W7787

Sincèrement,

Computershare
Agent pour BANQUE ROYALE DU CANADA